News Release

June 3, 2004	SVU:TSX-V

Spur Ventures Announces $11.5 Million Bought Deal Financing

Vancouver, Canada – SPUR VENTURES INC. announced today that it has entered into an agreement with an underwriting syndicate led by Raymond James Ltd. and Dundee Securities Corporation who have agreed to buy on a private placement basis $11.5 million in units, with an option for an additional $3.5 million in units exercisable up until 48 hours prior to the closing. Each unit will have a price of $1.50 each, and will consist of one share and one-half of one warrant to purchase an additional share for two years at $1.50. The closing is anticipated on or about June 22, 2004.

The proceeds will be used to fund development at the Company's projects in China and for general working capital.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful. The completion of the private placement is subject to final acceptance of the TSX Venture Exchange.

Not for distribution to U.S. news wire services or dissemination in the United States.

For further information, please contact Mr. Robert G. Atkinson, 604-689-5564 or visit the website at www.spurventures.com.

This news release includes certain statements that may be deemed to be "forward-looking statements" regarding the timing and content of upcoming programs. Although Spur Ventures believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include phosphate and potash prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Suite 2684 Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 609-9836 Toll Free: 1-877-689-5599
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